[Fenwick & West LLP Letterhead]

June 10, 2005

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	H. Roger Schwall Assistant Director

Re:	Diamond Foods, Inc. Amendment No. 4 to Registration Statement on Form S-4 Filed on June 10, 2005 File No. 333-123574 (the “Form S-4”)

Ladies and Gentlemen:

     On behalf of Diamond Foods, Inc. and Diamond Walnut Growers, Inc. (collectively, “Diamond Foods”), we are responding to each of the numbered comments of the Staff of the Commission, contained in your letter dated June 7, 2005. Please be advised that Diamond Foods has filed Amendment No. 4 to the Form S-4 contemporaneously with this letter (the “Amendment”). The Amendment reflects Diamond Foods responses to the Staff’s comments related to the above referenced registration statement.

     For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Staff’s comments, and we have set forth the text of the Staff’s comment.

Form S-4

General

1. We note your responses to prior comments 3, 4 and 9. Although you now include a “minimum” price and size for the initial public offering, many of the concerns we raised previously still apply to the new disclosure. Recast the entire document so that your presentation emphasizes the “worst-case scenario,” as prior comment 9 indicated.

     In response to this comment and our subsequent discussions with the Staff, we have revised disclosure throughout the Form S-4 to address the Staff’s comment. In particular, on the cover page and in numerous places throughout the revised disclosure statement/prospectus, we have directed members to assume a 4,000,000 share offering at $5.00 per share in making their decisions about the conversion. Please refer to the cover page and pages 1 through 4, 14, 26, 27 and 36 of the Amendment.

2. Make revisions throughout so that the reader is first presented with the minimum parameters and the assurance that members’ votes will be resolicited in the event that the minimums are not met. Also recast the disclosure so that references to the proposed offering size and price are presented only as your goals and not as the default situation. In that regard, we also refer you to comments 31(b) and 33 from our comment letter dated April 25, 2005. We may have additional comments when you make corresponding revisions, not limited to but including each of the following disclosure areas:

•	potential cash election;

•	use of proceeds;

•	amounts “expected” for each item;

•	tabular presentations; and

•	pro forma financial information.

     In response to this comment and our subsequent discussions with the Staff, we have revised and provided additional disclosure throughout the Form S-4 to address the Staff’s comment. In particular, in numerous places throughout the revised disclosure statement/prospectus, we have reorganized and provided more disclosure about the variability of the consideration to be received by members in the conversion and attendant consequences; please refer to the cover page and pages 1, 2, 11, 14, 15, 31 and 36 of the Amendment. In addition, we have provided additional financial disclosure showing the impact of completing the initial public offering of 4,000,000 shares at $5.00 per share. Please refer to pages 12, 13, 15, 31, 56, 60, 61 and 65 through 67.

3. Continue to present conflicts of interest assuming the larger offering size and prices you used for purposes of the current disclosure. With regard to prior comment 6, revise the references that appear on the cover page and elsewhere to eliminate the suggestion that the directors merely “may” have such interests or that such interests might only possibly differ from those of other members. The use of “may” appears inappropriate under the circumstances.

     We have revised the Form S-4 as requested.

4. Notwithstanding the information that will appear in exhibit 99.20, also present in the main text a more clear and concise picture of what an individual member will receive in the transaction. Provide additional or modified tabular disclosure to show examples with several assumed values. See also prior comment 33 from our April 25 letter.

     We have revised the Form S-4 as requested; please refer to the cover page and pages 1 and 29 of the revised disclosure statement/prospectus.

5. We note your response to prior comment 10 and the revised disclosure on page 28 of the amended registration statement. Please clarify the information in the last column of the table entitled “Value of Shares Distributed to Members” by including a footnote that explains that the figures shown reflect the value of the 6,726,874 shares you plan to distribute to members plus an additional 1,333,333 shares that would also be distributed if less than 4,000,000 shares are sold in the initial public offering.

     We have revised the Form S-4 as requested; please refer to pages 28.

Prospectus Cover Page

6. Make clear that members will not know when they cast their votes exactly what they will receive in the conversion. Briefly mention that the distribution in the conversion will be based on each member’s patronage; refer the reader to the detailed disclosure that appears in each member’s version of exhibit 99.20 for additional detail; and add a cross reference to the detailed discussion that appears in the section captioned “Plan of Conversion – What You Will Receive in the Conversion.”

     We have revised the Form S-4 as requested.

Questions and Answers – Q30 – When do you expect the conversion to be completed?

7. We note that you expect to complete the conversion by August 2005. If the conversion is significantly delayed for whatever reason, tell us whether you would provide members with updated information and resolicit the vote. If you would not do so, tell us why not.

     Diamond Foods supplementally advises the Staff that in the event the conversion were to be significantly delayed, it would analyze the facts and circumstances at that time in order to determine whether it is necessary or advisable to update information provided to members or to resolicit the vote, taking into account all applicable state and federal laws. If Diamond Foods determines on the basis of this analysis it is necessary or advisable to update information provided to growers or resolicit the vote, it would act accordingly.

The Plan of Conversion. page 26

What You Will Receive in the Conversion. page 26

8. Please include an explicit reference to the amount of the underwriting discount.

     We have revised the Form S-4 as requested; please refer to page 26.

Exhibit 8.1

9. Prior to requesting accelerated effectiveness, you will need to obtain and file a signed opinion of counsel.

     We filed an executed copy of Exhibit 8.01 with the Amendment.

Proposed Correspondence with Members (Draft)

10. Your references to the staff and to the Commission are inappropriate and inaccurate. Remove all references to the staff and the review process, and eliminate any suggestion that the Commission in any way grants “approvals” to your filings. The language that you have included on the cover page pursuant to Item 501(b)(7) of Regulation S-K makes clear that the Commission will not “approve” of your disclosure.

     We have revised the correspondence as requested. The correspondence was filed on EDGAR on June 9, 2005.

     Kindly direct any comments or questions about the foregoing to the undersigned at (415) 875-2479 or, in my absence, to Horace L. Nash at (650) 335-7934.

Sincerely,

/s/ William L. Hughes
William L. Hughes

cc:	Timothy Levenberg, Esq. Mellissa Campbell Duru, Esq. Nicholas Panos, Esq. Barry Stem Sandra Eisen Michael J. Mendes Seth Halio Horace L. Nash, Esq. William Scott Ortwein, Esq.